

CNB CORPORATION
BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Assistant Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
Tammy L. Scarberry	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Rebecca G. Singleton	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Doris B. Gasque	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Johnston	Banking Officer
John H. Sawyer, Jr	Banking Officer
Nicole White	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
John M. Proctor	Banking Officer
Bonita H. Smalls	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economy emerged from a state of recession during the third quarter of 2009. The Advance Estimate of the Bureau of Economic Analysis, a division of the U.S. Department of Commerce, indicates that real gross domestic product (GDP) increased at an annual rate of 3.5% for the third quarter of 2009. This increase is an improvement from the .7% decline in real GDP experienced in the second quarter of 2009. The increase reflects increases in consumer spending, increased exports, increased inventory levels, increased spending by the Federal Government, and increased investment in residential real estate. Locally, the troubled real estate sector continued to decline as real estate closings were down approximately 11.0% for the third quarter of 2009 in comparison to the same period for 2008. This is an improvement from the approximate 21.0% decline experienced for the second quarter of 2009 and a 44.0% decline in the first quarter of 2009. The banking industry as well has continued to experience significant difficulties with 95 bank failures occurring in the first nine months of 2009 compared to 14 for the same period in 2008. Despite these difficulties, Conway National maintained a solid financial position and comparatively favorable operating results for the nine-month period ended September 30, 2009.

Net income for the nine months ended September 30, 2009 totaled $4,071,000, down 42.4% from the $7,062,000 earned for the same period in 2008. Although earnings declined for the first nine months of 2009, Conway National performed very well in comparison to our national peer and to the combined operating results of all South Carolina banks. On a per share basis, earnings declined 42.0% from $4.21 in 2008 to $2.44 in 2009, adjusted for the effect of a two-for-one stock split in 2009, representing an annualized return on average assets of .60% and an annualized return on average equity of 6.41% as compared to 1.09% and 11.29%, respectively, for the same period in 2008. The annualized return on average assets for the Bank's national peer group was .32% for the first nine months of 2009, while the combined operating results for all South Carolina banks was a net loss of (.48)% for the same period.

Total assets grew to $912.3 million at September 30, 2009, an increase of 6.9% over September 30, 2008, and capital stood at $88.9 million at September 30, 2009 compared to $86.0 million at September 30, 2008. Total deposits were $686.3 million at September 30, 2009, an increase of .1% from $686.1 million for the previous year. The leveling in deposits primarily represents a shift in customer product preference as large depositors have sought to secure deposits through increased utilization of repurchase agreements, which increased 81.1% from $60.8 million at September 30, 2008 to $110.2 million at September 30, 2009. Loans totaled $586.9 million at September 30, 2009, a decrease of .2% from 2008; and investment securities were $234.7 million, an increase of 18.1% from the prior year.

Net income for the nine months ended September 30, 2009 of $4,071,000 compares favorably to peer and industry performances but is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased slightly, .6% to $23,902,000 for the nine months ended September 30, 2009 from $23,754,000 for the same period in 2008. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses increased significantly, 483.4%, from $1,354,000 for 2008 to $6,547,000 for 2009. The allowance for loan losses, as a percentage of net loans, was increased to 1.55% at September 30, 2009 as compared to 1.17% at September 30, 2008. Noninterest expense increased 1.9% from $17,378,000 to $17,703,000 for the first nine months of 2009 as compared to the first nine months of 2008; and noninterest income increased 11.7% from $5,620,000 to $6,278,000 for the same periods, respectively. Noninterest expense increased overall due primarily to increased FDIC insurance premiums, which increased 579.7% from $128,000 for the first nine months of 2008 as compared to $870,000 for the first nine months of 2009. Noninterest income increased due to increased gains on sales of investment securities, partially offset by a decline in service charge income on deposit accounts and decreased other operating income.

With the national and local economies expected to remain subdued through the end of 2009, we anticipate that profitability will remain below historical levels while, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have been relatively minor in terms of the magnitude of non-performing assets in the industry and local markets, we have appropriately addressed the majority of credit concerns during the first nine months of 2009. Loan losses are expected to level in the fourth quarter of 2009 and begin to trend down sometime during the first half of 2010. However, the Bank will continue to incur significant FDIC insurance premiums through 2012, as the FDIC is now expected to assess the Bank three years of insurance premiums in the form of a prepayment in December 2009.

Although much uncertainty remains about the economic environment and a turnaround in economic activity is difficult to predict, we are confident that your bank will continue to thrive throughout this difficult period. We expect the Bank to perform in the same strong manner, consistent with our history and based in our conservative policies and procedures. At the same time, the Bank is being positioned and prepared to meet future demands and opportunities. In the third quarter of 2009 the Board of Directors considered the market price of CNB Corporation's common stock in light of the significant deterioration in the market prices of the common stock of comparable banks and bank holding companies. The Board's deliberations resulted in the determination of the need for a two-for-one split of CNB Corporation common stock, which was declared early in the fourth quarter and is presently being distributed.

Conway National continues firm and strong, maintaining substantial financial position and profitability above the industry average. Conway National remains steadfast to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

SEPTEMBER 30, 2009

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina


CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	Sept. 30, 2009	Sept. 30, 2008
Cash and due from banks	$ 48,779,000	$ 18,110,000
Investment securities:		
Obligations of United States government		
sponsored enterprises	196,062,000	169,181,000
Obligations of states and political subdivisions	34,876,000	26,766,000
Other securities	3,815,000	2,848,000
Total investment securities	234,753,000	198,795,000
Federal funds sold and securities purchased under		
agreement to resell	14,000,000	20,000,000
Loans	586,947,000	588,371,000
Less allowance for loan losses	(8,967,000)	(6,792,000)
Net loans	577,980,000	581,579,000
Bank premises and equipment	23,596,000	23,003,000
Other assets	13,227,000	12,003,000
Total assets	$ 912,335,000	$ 853,490,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 107,026,000	$ 111,473,000
Interest-bearing	579,308,000	574,543,000
Total deposits	686,334,000	686,016,000
Federal funds purchased and securities sold under		
agreement to repurchase	110,151,000	60,812,000
Other short-term borrowings	20,743,000	13,793,000
Other liabilities	6,192,000	6,899,000
Total Liabilities	823,420,000	767,520,000
Stockholders' Equity:		
*Common stock, par value $5.00 per share:		
Authorized 3,000,000; issued 1,679,124 in 2009		
and 1,664,740 in 2008	8,396,000	8,323,000
Capital in excess of par value of stock	51,563,000	50,512,000
Retained earnings	27,721,000	26,110,000
Accumulated other comprehensive income	1,235,000	1,025,000
Total stockholders' equity	$ 88,915,000	$ 85,970,000
Total liabilities and stockholders' equity	$ 912,335,000	$ 853,490,000

*Adjusted for the effect of a two-for-one stock split during 2009.

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Nine Months Ended	
INTEREST INCOME:	Sept. 30, 2009	Sept. 30, 2008
Interest and fees on loans	$ 28,017,000	$ 30,653,000
Interest on investment securities:		
Taxable investment securities	4,201,000	6,070,000
Nontaxable investment securities	897,000	815,000
Other securities	56,000	88,000
Interest on federal funds sold and securities purchased		
under agreement to resell	67,000	532,000
Total interest income	33,238,000	38,158,000
INTEREST EXPENSE:		
Interest on deposits	8,202,000	13,154,000
Interest on federal funds purchased and securities		
sold under agreement to repurchase	869,000	1,077,000
Interest on other short-term borrowings	265,000	173,000
Total interest expense	9,336,000	14,404,000
Net interest income	23,902,000	23,754,000
Provision for loan losses	6,547,000	1,354,000
Net interest income after provision for loan losses	17,355,000	22,400,000
Noninterest income:		
Service charges on deposit accounts	2,604,000	2,863,000
Gains on sale of securities	1,352,000	0
Other operating income	2,322,000	2,757,000
Total noninterest income	6,278,000	5,620,000
Noninterest expense:		
Salaries and employee benefits	10,565,000	11,152,000
Occupancy expense	2,426,000	2,354,000
FDIC Expenses	870,000	128,000
Other operating expense	3,842,000	3,744,000
Total noninterest expense	17,703,000	17,378,000
Income before income taxes	5,930,000	10,642,000
Income tax provision	1,859,000	3,580,000
Net Income	$ 4,071,000	$ 7,062,000

*Per share:		
Net income per weighted average shares outstanding	$ 2.44	$ 4.21
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 52.95	$ 51.64
Weighted average number of shares outstanding	1,670,782	1,676,690
Actual number of shares outstanding	1,679,124	1,664,740

*Adjusted for the effect of a two-for-one stock split during 2009.

Member Federal Reserve System • Member FDIC
